Exhibit 99.3

Management Report

The annual report, including the consolidated financial statements, and Management’s Discussion and Analysis (MD&A) is the responsibility of the management of the Company. The consolidated financial statements were prepared by management in accordance with Canadian generally accepted accounting principles. Where alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances. The significant accounting policies used are described in note 1 to the consolidated financial statements. Certain amounts in the financial statements are based on estimates and judgments relating to matters not concluded by year-end. The integrity of the information presented in the financial statements is the responsibility of management. Financial information presented elsewhere in this annual report has been prepared by management and is consistent with the information in the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities and for providing final approval of the annual consolidated financial statements. The board has appointed an Audit Committee comprising three directors, none of whom is an officer or employee of the Company or its subsidiaries. The Audit Committee meets at least four times each year to discharge its responsibilities under a written mandate from the Board of Directors. The Audit Committee meets with management and with the external auditors to satisfy itself that they are properly discharging their responsibilities; reviews the consolidated financial statements, MD&A, and Independent Auditors’ Report on Financial Statements; and examines other auditing and accounting matters. The Audit Committee has reviewed the audited consolidated financial statements with management and discussed the quality of the accounting principles as applied and significant judgments affecting the consolidated financial statements. The Audit Committee has discussed with the external auditors the external auditors’ judgments of the quality of those principles as applied and the judgments noted above. The consolidated financial statements and MD&A have been reviewed by the Audit Committee and approved by the Board of Directors of Stantec Inc.

The consolidated financial statements have been examined by the shareholders’ auditors, Ernst & Young LLP, Chartered Accountants. The Independent Auditors’ Report on Financial Statements outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The external auditors have full and unrestricted access to the Audit Committee, with or without management being present.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at December 31, 2008.

As permitted by published guidance of the U.S. Securities and Exchange Commission (SEC), management’s evaluation of and conclusions on the effectiveness of internal control over financial reporting excluded the internal controls of SII Holdings, Inc. (Secor) acquired on February 1, 2008. The assets and liabilities and results of operations from Secor are included in the Company’s consolidated financial statements. The total assets of Secor, on its acquisition date, were $80.6 million. These assets as a percentage of the Company's total assets, as at December 31, 2008, were 7.0%. The gross revenue earned by Secor from its date of acquisition to December 31, 2008, constituted 9.4% of the Company's gross revenue for the year ended December 31, 2008.

Ernst & Young LLP, which has audited the consolidated financial statements of the Company for the year ended December 31, 2008, has also issued a report on the effectiveness of the Company’s internal control over financial reporting.

Tony Franceschini, P.Eng.	Dan Lefaivre, CMA
President & CEO	Senior Vice President & CFO
February 25, 2009	February 25, 2009

December 31, 2008
STANTEC INC.

Independent Auditors' Report on Financial Statements

To the Shareholders of Stantec Inc.

We have audited the consolidated balance sheets of Stantec Inc. as at December 31, 2008 and 2007 and the consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the Standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2009, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Chartered Accountants
Edmonton, Canada
February 25, 2009

December 31, 2008
STANTEC INC.

Independent Auditors' Report on Internal Control Over Financial Reporting
(Under the standards of the Public Company Accounting Oversight Board (United States))

To the Board of Directors and Shareholders of Stantec Inc.

We have audited Stantec Inc.’s internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Stantec Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of SII Holdings, Inc. (Secor), which are included in the 2008 consolidated financial statements of Stantec Inc. and constituted 7.0% of total assets at December 31, 2008 and 9.4% of gross revenues for the year then ended. Our audit of internal control over financial reporting of Stantec Inc. also did not include an evaluation of the internal control over financial reporting of Secor.

In our opinion, Stantec Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) the consolidated balance sheets of Stantec Inc. as at December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008 and our report dated February 25, 2009, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Chartered Accountants
Edmonton, Canada
February 25, 2009

December 31, 2008
STANTEC INC.

Consolidated Balance Sheets
	December 31	December 31
	2008	2007
(In thousands of Canadian dollars)	$	$

ASSETS (note 8)
Current
Cash and cash equivalents	103,979	14,175
Cash held in escrow (note 2)	7,392	-
Accounts receivable, net of allowance for doubtful accounts of
$11,597 ($10,508 – 2007)	256,243	205,692
Costs and estimated earnings in excess of billings	75,602	65,064
Income taxes recoverable	7,647	5,019
Prepaid expenses	8,094	6,617
Future income tax assets (note 17)	15,265	13,308
Other assets (note 6)	6,503	13,373

Total current assets	480,725	323,248
Property and equipment (note 3)	114,410	88,156
Goodwill (note 4)	446,818	332,922
Intangible assets (note 5)	45,989	32,288
Future income tax assets (note 17)	20,786	12,074
Other assets (note 6)	36,158	24,873

Total assets	1,144,886	813,561

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities (notes 7 and 9)	198,228	155,020
Billings in excess of costs and estimated earnings	43,845	34,423
Income taxes payable	9,920	9,955
Current portion of long-term debt (note 8)	34,096	21,549
Future income tax liabilities (note 17)	13,920	11,750

Total current liabilities	300,009	232,697
Long-term debt (note 8)	215,113	74,539
Future income tax liabilities (note 17)	26,492	20,718
Other liabilities (note 9)	64,297	42,909

Total liabilities	605,911	370,863

Commitments, contingencies, and guarantees (notes 2, 8, 10, and 12)

Shareholders' equity
Share capital (note 13)	218,757	218,790
Contributed surplus (note 13)	10,458	6,266
Deferred stock compensation	-	(110)
Retained earnings	308,629	286,780
Accumulated other comprehensive income (loss) (note 16)	1,131	(69,028)

Total shareholders' equity	538,975	442,698

Total liabilities and shareholders' equity	1,144,886	813,561
See accompanying notes

On behalf of the Board of Directors: Director	Director

December 31, 2008
STANTEC INC.

Consolidated Statements of Income
Years ended December 31	2008	2007	2006
(In thousands of Canadian dollars, except per share amounts)
	$	$	$
INCOME
Gross revenue	1,351,951	954,619	816,133
Less subconsultant and other direct expenses	221,827	123,731	108,206

Net revenue	1,130,124	830,888	707,927
Direct payroll costs	500,789	360,101	304,677

Gross margin	629,335	470,787	403,250
Administrative and marketing expenses (notes 13 and 23)	466,187	351,346	292,064
Depreciation of property and equipment	25,405	19,038	15,604
Amortization of intangible assets	10,679	3,702	6,132
Impairment of goodwill and intangible assets (notes 4 and 5)	58,369	-	-
Net interest expense (note 8)	7,477	1,594	1,892
Share of income from associated companies	(160)	(292)	(285)
Foreign exchange gains	(2,033)	(2,480)	(74)
Other income	(1,088)	(1,235)	(1,507)

Income before income taxes	64,499	99,114	89,424

Income taxes (note 17)
Current	41,213	34,994	31,484
Future	(5,731)	(5,159)	(2,242)

Total income taxes	35,482	29,835	29,242

Net income for the year	29,017	69,279	60,182

Earnings per share (note 18)
Basic	0.64	1.52	1.34
Diluted	0.63	1.50	1.31

See accompanying notes

December 31, 2008
STANTEC INC.

Consolidated Statements of Shareholders' Equity and Comprehensive Income

						Accumulated
						Other
						Comprehensive
	Shares	Share	Contributed	Deferred		Income (Loss)
	Outstanding	Capital	Surplus	Stock	Retained	(AOCI)
	(note 13)	(note 13)	(note 13)	Compensation	Earnings	(note 16)	Total
(In thousands of Canadian dollars, except shares
outstanding)	#	$	$	$	$	$	$

Balance, December 31, 2005	44,626,262	210,604	5,522	(833)	158,335	(25,575)	348,053

Comprehensive income:

Net income					60,182		60,182
Currency translation adjustments						731	731
Total comprehensive income					60,182	731	60,913
Share options exercised for cash	607,080	1,865					1,865
Stock-based compensation expense			1,078	583			1,661
Shares repurchased under normal course issuer bid	(51,600)	(243)	(6)		(767)		(1,016)
Reclassification of fair value of share options previously expensed		239	(239)				-
Shares issued on vesting of restricted shares	20,043	316	(897)				(581)

Balance, December 31, 2006	45,201,785	212,781	5,458	(250)	217,750	(24,844)	410,895

Retained earnings and AOCI					192,906

Balance, December 31, 2006	45,201,785	212,781	5,458	(250)	217,750	(24,844)	410,895

Change in accounting policy						481	481

Balance, January 1, 2007, as adjusted	45,201,785	212,781	5,458	(250)	217,750	(24,363)	411,376

Comprehensive income:

Net income					69,279		69,279
Currency translation adjustments						(45,669)	(45,669)
Unrealized gains on financial assets						1,249	1,249
Realized gains on financial assets transferred to net income						(245)	(245)
Total comprehensive income					69,279	(44,665)	24,614
Share options exercised for cash	386,598	1,920					1,920
Stock-based compensation expense			1,919	140			2,059
Shares repurchased under normal course issuer bid	(9,200)	(44)	(1)		(249)		(294)
Shares issued on acquisition	96,925	3,426					3,426
Reclassification of fair value of share options previously expensed		443	(443)				-
Shares issued on vesting of restricted shares	22,035	264	(667)				(403)

Balance, December 31, 2007	45,698,143	218,790	6,266	(110)	286,780	(69,028)	442,698

Retained earnings and AOCI					217,752

Balance, December 31, 2007	45,698,143	218,790	6,266	(110)	286,780	(69,028)	442,698

Comprehensive income:

Net income					29,017		29,017
Currency translation adjustments						76,923	76,923
Unrealized losses on cash flow hedge						(2,974)	(2,974)
Unrealized losses on financial assets						(3,641)	(3,641)
Realized gains on financial assets transferred to net income						(149)	(149)

Total comprehensive income					29,017	70,159	99,176

Share options exercised for cash	97,860	1,199					1,199
Stock-based compensation expense			4,887	110			4,997
Shares repurchased under normal course issuer bid	(351,400)	(1,688)	(58)		(7,168)		(8,914)
Reclassification of fair value of share options previously expensed		423	(423)				-
Shares issued on vesting of restricted shares	3,520	33	(214)				(181)

Balance, December 31, 2008	45,448,123	218,757	10,458	-	308,629	1,131	538,975

Retained earnings and AOCI					309,760

See accompanying notes

December 31, 2008
STANTEC INC.

Consolidated Statements of Cash Flows

Years ended December 31	2008	2007	2006
(In thousands of Canadian dollars)	$	$	$

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients	1,222,566	940,085	816,846
Cash paid to suppliers	(276,862)	(259,493)	(221,056)
Cash paid to employees	(737,931)	(565,803)	(467,766)
Dividends from equity investments	150	450	450
Interest received	1,857	6,496	6,292
Interest paid	(6,597)	(4,271)	(7,665)
Income taxes paid	(50,037)	(33,656)	(37,588)
Income taxes recovered	6,884	3,691	3,876

Cash flows from operating activities (note 19)	160,030	87,499	93,389

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired (note 2)	(92,087)	(105,353)	(12,181)
Restricted cash used for acquisitions	-	1,073	19,793
Cash held in escrow (note 2)	(6,178)	-	-
Decrease (increase) in investments held for self-insured
liabilities	5,820	(3,786)	(4,355)
Proceeds on disposition of investments	9	51	9
Purchase of property and equipment	(35,637)	(27,291)	(18,920)
Proceeds on disposition of property and equipment	410	134	104

Cash flows used in investing activities	(127,663)	(135,172)	(15,550)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of long-term debt	(164,602)	(78,514)	(85,612)
Proceeds from long-term borrowings	228,337	117,049	9,142
Repayment of acquired bank indebtedness (note 2)	(1,788)	(6,282)	(1,787)
Repayment of capital lease obligations	(438)	-	-
Repurchase of shares for cancellation (note 13)	(8,914)	(294)	(1,016)
Proceeds from issue of share capital (note 13)	1,199	1,920	1,865

Cash flows from (used in) financing activities	53,794	33,879	(77,408)
Foreign exchange gain (loss) on cash held in foreign
currency	3,643	(394)	(211)

Net increase (decrease) in cash and cash equivalents	89,804	(14,188)	220
Cash and cash equivalents, beginning of the year	14,175	28,363	28,143

Cash and cash equivalents, end of the year	103,979	14,175	28,363
See accompanying notes

December 31, 2008
STANTEC INC.

Notes to the Consolidated Financial Statements

1.	Summary of Significant Accounting Policies

Stantec Inc. (the Company) is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company's services include planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, project management, environmental sciences, and project economics for infrastructure and facilities projects.

Generally accepted accounting principles

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP). These financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below. The effects of differences between the application of Canadian GAAP and US GAAP on the financial statements of the Company are described in note 24.

Changes in accounting policies

a) Financial Instruments—Disclosures and Presentation. Effective January 1, 2008, the Company adopted the new Canadian Institute of Chartered Accountants (CICA) Handbook Section 3862, “Financial Instruments— Disclosures,” and Section 3863, “Financial Instruments—Presentation.” These pronouncements further aligned Canadian GAAP with US GAAP and International Financial Reporting Standards (IFRS). Section 3862 requires companies to provide disclosures in their financial statements that enable users to evaluate a) the significance of financial instruments for their financial position and performance and b) the nature and extent of risks arising from financial instruments to which they are exposed during the period and at the balance sheet date and how they manage those risks. Section 3863 establishes standards for the presentation of financial instruments. It addresses the classification of financial instruments between liability and equity; the classification of related interest, dividends, and losses and gains; and the circumstances in which financial assets and financial liabilities are offset. The adoption of these new standards has not had an effect on the Company’s financial position or on the results of its operations. The Company has applied these new accounting standards prospectively in note 14, Financial Instruments.

b) Capital Disclosures. Effective January 1, 2008, the Company adopted the new CICA Handbook Section 1535, “Capital Disclosures.” This section establishes standards for disclosing information about a company’s capital and how it is managed in order that a user of the company’s financial statements may evaluate its objectives, policies, and processes for managing capital. The adoption of this new standard has not had an effect on the Company’s financial position or on the results of its operations. The Company has applied this new accounting standard prospectively in note 15, Capital Management.

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates used in the preparation of these consolidated financial statements include the percentage of completion of fixed-fee and variable- fee-with-ceiling contracts, provisions for losses on incomplete contracts, allowances for doubtful accounts receivable, provision for legal claims, provision for self-insured liabilities, the fair value of stock-based awards, the fair value of identifiable intangible assets acquired in business acquisitions, liabilities for lease exit activities, and future cash flows and assumptions used to estimate the fair value of reporting units for goodwill impairment purposes and to test for the impairment of long-lived assets. Actual results may differ from these estimates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
STANTEC INC.

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiary companies, and all variable interest entities for which the Company is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated. The results of the operations of subsidiaries acquired during the year are included from their respective date of acquisition.

Joint ventures and partnerships are accounted for on the proportionate consolidation basis, which results in the Company recording its pro rata share of the assets, liabilities, revenues, and expenses of each of these entities.

Cash and cash equivalents

Cash and cash equivalents include cash and unrestricted investments with initial maturities of three months or less. Such investments are carried at fair value.

Investments

Investments in associated companies over which the Company is able to exercise significant influence, but not control, are accounted for using the equity method, which reflects the Company's investment at original cost plus its share of earnings (losses) net of dividends received. These investments include Teshmont Consultants Inc. (50%), SSBV Consultants Inc. (33.3%), and Planning & Stantec Limited (50%).

Other investments, including investments held for self-insured liabilities, are recorded at fair value. When a loss in the value of such investments occurs that is other than temporary, the cumulative loss that had been recognized in other comprehensive income is removed from other comprehensive income and recognized in net income.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated at annual rates designed to write off the costs of assets over their estimated useful lives as follows:

Engineering equipment	20–30%	declining balance
Business information systems		straight-line over 3–5 years
Office equipment	20–30%	declining balance
Automotive equipment	30%	declining balance
Leasehold improvements		straight-line over term of lease to a maximum of 15
years or the improvement's economic life
Buildings	4–5%	declining balance

Leases

Leases that transfer substantially all the risks and benefits of ownership of assets to the Company are accounted for as capital leases. Assets under capital leases are recorded at the inception of the lease together with the related long-term obligation to reflect the purchase and financing thereof. Assets under capital leases are for certain office and automotive equipment and are depreciated on a 20 to 30% declining balance basis. Rental payments under operating leases are expensed evenly over the lease term.

From time to time, the Company enters into or renegotiates premises operating leases that result in the receipt of lease inducement benefits. These benefits are accounted for as a reduction of rental expense over the terms of the associated leases. As well, from time to time, the Company enters into or renegotiates premises operating leases that include escalation clauses. The scheduled rent increases pursuant to lease escalation clauses are recognized on a straight-line basis over the lease term.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
STANTEC INC.

Goodwill

Goodwill is not amortized but is evaluated for impairment annually or when events or circumstances occur that are more likely than not to reduce the fair value of a reporting unit below its carrying value. Goodwill is evaluated by comparing the fair value of the reporting unit, determined on a discounted after-tax cash flow basis, to its carrying value. An impairment loss would be recognized in income if the carrying value of the goodwill were to exceed its fair value.

Long-lived assets

The cost of intangible assets with determinable lives is amortized over the period in which the benefits of such assets are expected to be realized, principally on a straight-line basis. The Company’s policy is to amortize client relationships with determinable lives over periods ranging from 10 to 15 years. Contract backlog is amortized over estimated contractual lives of generally less than one and a half years. Other intangible assets include technology, non-compete agreements, and advantageous leasehold commitments, which are amortized over estimated lives of 3 to 11 years. The Company evaluates the recoverability of long-lived assets, including property and equipment and intangible assets with determinable lives, on an annual basis or when events or a change in circumstances indicate that their carrying value may exceed their fair value. The determination of recoverability is based on an estimate of undiscounted cash flow expected to result from the use of the related asset and factors such as expected future asset utilization and business climate. Based on this review, if it is determined that the long-lived asset is not fully recoverable, an impairment loss is recognized in income. The impairment loss is measured based on the amount that the carrying value of the long-lived asset exceeds its fair value.

Provision and investments held for self-insured liabilities

The Company self-insures certain risks related to professional liability and automobile physical damages. The provision for self-insured liabilities includes estimates of the costs of reported claims (including potential claims that are probable of being asserted) and is based on estimates of loss using assumptions made by management, including consideration of actuarial projections. The provision for self-insured liabilities does not include unasserted claims where assertion by a third party is not probable.

The Company invests funds to support the provision for self-insured liabilities. These investments are recorded at fair value in other assets as investments held for self-insured liabilities.

Derivative financial instruments and hedging

From time to time, the Company enters into foreign currency forward contracts to manage risk associated with net operating assets denominated in US dollars. As well, it enters into interest rate swap agreements to manage the risk associated with interest rate cash flow to the extent that its credit facilities are based on floating rates of interest. The Company’s policy is not to use these derivative financial instruments for trading or speculative purposes. These derivative financial instruments are recognized at fair value. The fair value of these instruments is recorded in the balance sheet as either accounts receivable or payable. Any changes in the fair value of the foreign currency forward contracts are recorded in income when the changes occur. Since interest rate swap agreements are recorded as cash flow hedges, any unrealized gains or losses are recorded in other comprehensive income.

Interest rate swap agreements that are designated as cash flow hedges are reviewed on a regular basis to ensure that the hedge continues to be effective. If the hedge ceases to meet the criteria for effectiveness, the cumulative gain or loss in accumulated other comprehensive income is immediately reclassified to income.

Non-interest-bearing debt

Non-interest-bearing debt is carried at its amortized cost using the effective interest rate method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
STANTEC INC.

Revenue recognition

In the course of providing its services, the Company incurs certain direct costs for subconsultants and other expenditures that are recoverable directly from clients. These direct costs are included in the Company's gross revenue. Since such direct costs can vary significantly from contract to contract, changes in gross revenue may not be indicative of the Company's revenue trends. Accordingly, the Company also reports net revenue, which is gross revenue less subconsultant and other direct expenses.

Revenue from fixed-fee and variable-fee-with-ceiling contracts is recognized using the percentage of completion method. Contract revenue is recognized on the ratio of contract costs incurred to total estimated costs. Provisions for estimated losses on incomplete contracts are made in the period in which the losses are determined. Revenue from time-and-material contracts without stated ceilings and from short-term projects is recognized as costs are incurred. Revenue is calculated based on billing rates for the services performed. Costs and estimated earnings in excess of billings represent work in progress that has been recognized as revenue but not yet invoiced to clients. Billings in excess of costs and estimated earnings represent amounts that have been invoiced to clients but not yet recognized as revenue. Revenue does not include taxes collected from clients that are reimbursable to government authorities.

Employee benefit plans

The Company contributes to group retirement savings plans and an employee share purchase plan based on the amount of employee contributions subject to maximum limits per employee. The Company accounts for defined contributions as an expense in the period in which the contributions are made. The Company does not provide postemployment or postretirement benefits.

Foreign currency translation

Transactions denominated in a foreign currency and the financial statements of foreign subsidiaries (excluding US-based subsidiaries) included in the consolidated financial statements are translated as follows: monetary items at the rate of exchange in effect at the balance sheet date; non-monetary items at historical exchange rates; and revenue and expense items (except depreciation and amortization, which are translated at historical exchange rates) at the average exchange rate for the year. Any resulting realized and unrealized gains or losses are included in income in the year incurred, except for unrealized foreign exchange gains and losses on investments held for self-insured liabilities, which are included in other comprehensive income since they are classified as available for sale.

The Company's US-based subsidiaries are designated as self-sustaining operations. The financial statements of these subsidiaries are translated using the current rate method. Under this method, assets and liabilities are translated at the rate of exchange in effect at the balance sheet date, and revenue and expense items (including depreciation and amortization) are translated at the average rate of exchange for the month. The resulting unrealized exchange gains and losses on US-based subsidiaries are included as a separate component of shareholders' equity in accumulated other comprehensive income.

Stock-based compensation and other stock-based payments

The Company has one share option plan (described in note 13) and accounts for grants under this plan in accordance with the fair value-based method of accounting for stock-based compensation. Compensation expense for stock options awarded under the plan is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized over the vesting period of the options granted. The Company estimates its forfeiture rate in order to determine the compensation expense arising from stock-based awards.

Income taxes

The Company uses the liability method to account for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and the tax bases of assets and liabilities and measured using the substantively enacted tax rates and laws that will be in effect when these differences are expected to reverse.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
STANTEC INC.

Earnings per share

Basic earnings per share are computed based on the weighted average number of common shares outstanding during the year. Diluted earnings per share are computed using the treasury stock method, which assumes that the cash that would be received on the exercise of options is applied to purchase shares at the average price during the year and that the difference between the number of shares issued on the exercise of options and the number of shares obtainable under this computation, on a weighted average basis, is added to the number of shares outstanding. The impact of outstanding restricted shares, on a weighted average basis, is also added to the number of shares outstanding. Antidilutive options are not considered in computing diluted earnings per share.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability to collect on its accounts receivable. The Company uses estimates in arriving at its allowance for doubtful accounts that are based on the age of the outstanding accounts receivable and on its historical collection and loss experience.

Recent accounting pronouncements

a) International Financial Reporting Standards. In 2005, the CICA announced its plans to converge Canadian GAAP for public entities with IFRS over a transition period that will end in 2011. In February 2008, the CICA confirmed that Canadian reporting issuers will need to begin reporting under IFRS by the first quarter of 2011 with comparative figures. IFRS uses a conceptual framework similar to that used by Canadian GAAP, but there are differences in recognition, measurement, and disclosure.

The Company started its IFRS conversion project in 2008. This project consists of five phases: 1) preliminary planning and scoping, 2) detailed assessment, 3) solution development, 4) implementation, and 5) postimplementation review.

In 2008, the Company completed the preliminary planning and scoping phase and started the detailed assessment and solution development phases. The first phase included the establishment of a dedicated team to work on the IFRS transition and an IFRS Advisory Committee consisting of a cross section of management. The IFRS team provides updates to the IFRS Advisory Committee and the Audit Committee, including reports on the progress made on the detailed work plan. As well, during the planning and scoping phase, the Company completed a high-level diagnostic that identified the major differences between Canadian GAAP and IFRS and prioritized the IFRS requirements based on their financial reporting impact, business impact, and complexity.

In 2008, the Company also started the detailed assessment and solutions development phase, which it expects to complete by the end of 2009. These phases involve the establishment of issue-specific workgroups to perform a detailed diagnostic, the selection of accounting policies when alternatives are available, and the formulation of solutions for the implementation of IFRS. As well, during this phase, the Company will establish and implement a communication and training plan. Before 2010, the Company expects to make changes to certain processes and systems, in time to enable recording transactions under IFRS for comparative reporting purposes in 2011. At this stage of the project, it is not practically possible to quantify the financial reporting impact of the differences between Canadian GAAP and IFRS.

b) Business Combinations. In January 2009, the CICA issued the new handbook Section 1582, “Business Combinations,” effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of Section 1582 is permitted. This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas. It establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired. The section also establishes disclosure requirements that will enable users of the acquiring company's financial statements to evaluate the nature and financial effects of its business combinations. Although the Company is considering the impact of the adoption of this

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
STANTEC INC.

pronouncement on its consolidated financial statements, the impact will be limited to any future acquisitions beginning in fiscal 2011.

In January 2009, the CICA issued the new handbook Section 1601, “Consolidated Financial Statements,” and Section 1602, “Non-Controlling Interests,” effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of these recommendations is permitted. These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting of ownership interests in subsidiaries held by parties other than the parent. Non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income. In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company is currently considering the impact of the adoption of these pronouncements on its consolidated financial statements in fiscal 2011 in connection with its conversion to IFRS.

c) Fair Value of Financial Assets and Financial Liabilities. In January 2009, the CICA issued the Emerging Issues Committee (EIC) Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities,” effective for interim and annual financial statements ending on or after January 20, 2009. Earlier adoption of this abstract is permitted. EIC-173 provides further information on the determination of the fair value of financial assets and financial liabilities under Section 3855, “Financial Instruments—Recognition and Measurement.” It states that an entity's own credit and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 should be applied retrospectively, without restatement of prior periods, to all financial assets and liabilities measured at fair value. The Company will adopt this abstract during the first quarter of the 2009 fiscal year. The Company is currently considering the impact of adopting EIC-173 on its consolidated financial statements and cannot reasonably estimate its effect at this time.

2.	Business Acquisitions

Acquisitions are accounted for under the purchase method of accounting, and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company's reporting schedule, certain of the purchase price allocations may not be finalized at the initial time of reporting. Purchase price allocations are completed after the vendors' final financial statements and income tax returns have been prepared and accepted by the Company. Such preliminary purchase price allocations are based on management's best estimates of the fair values of the acquired assets and liabilities. Upon finalization, adjustments to the initial estimates may be required, and these adjustments may be material.

The purchase prices of acquisitions may be subject to price adjustment clauses included in the purchase agreements. At each consolidated balance sheet date, these purchase price adjustment clauses are reviewed, which may result in an increase or reduction to the note payable consideration recorded at acquisition to reflect either more or less non-cash working capital than was originally recorded.

As at December 31, 2008, additional consideration, specified in certain purchase agreements, may be payable based on future performance parameters. This contingent consideration is not determinable and will be recognized as an adjustment to goodwill in the period in which the contingency is resolved. In some cases, the dollar amount of the contingent consideration is determinable and written in the purchase agreement but is still not recorded until the contingency is resolved. As at December 31, 2008, there was no (December 31, 2007 – $300,000) contingent consideration of this nature.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
STANTEC INC.

In the case of some acquisitions, additional payments may be made to the employees of an acquired company that are based on their continued service over an agreed period of time. These additional payments are not included in the purchase price. They are expensed as compensation as services are provided by the employees.

Acquisitions in 2008

On January 2, 2008, the Company acquired the shares and business of The Zande Companies, Inc. for cash consideration and notes payable. In addition, at acquisition US$1.56 million was placed in an escrow account, pending the outcome of purchase price adjustment clauses included in the purchase agreement, and a corresponding US$1.56 million obligation was recorded. Any increase or reduction to this obligation is recorded as an adjustment to the net assets acquired. During 2008, due to purchase price adjustments, US$491,000 was returned to the Company, and the obligation was reduced accordingly. On January 2, 2009, the funds remaining in escrow were paid to the representative of the former shareholders of Zande Companies, Inc. The acquisition of this firm strengthened the Company's operations in the midwestern United States and increased the depth of its service offerings to public sector clients in the environment sector. The Zande Companies, Inc. provides services mainly in water and wastewater treatment facility design, environmental management, and transportation, as well as complementary services in planning, landscape architecture, surveying, and land development.

On January 2, 2008, the Company acquired the net assets and business of Rochester Signal, Inc. for cash consideration and notes payable. The addition of this firm supplemented the existing transit-related services offered by the Company. Rochester Signal, Inc. provides signal design and related construction management, installation, and testing services, along with engineering support for the development of all types of rail systems, from main and commuter lines to rapid transit and light rail.

On February 1, 2008, the Company acquired the shares and business of SII Holdings, Inc. (Secor) for cash consideration. In addition, at acquisition US$5 million was placed in an escrow account to be settled on February 1, 2009, pending the outcome of purchase price adjustment clauses included in the purchase agreement. A corresponding US$5 million obligation was recorded at acquisition. Any increase or reduction to this obligation is recorded as an adjustment to non-cash working capital. On February 1, 2009, US$4.5 million of the escrow funds was paid to the former shareholders of Secor. The remaining US$0.5 million remains in escrow, pending the resolution of purchase price adjustment clauses included in the purchase agreement. The acquisition of this firm significantly increased the Company’s service offerings in the environment sector. Secor provides expertise in downstream marketing remedial services to the US energy industry, as well as comprehensive environmental remediation services to the manufacturing, chemical, pulp and paper, and transportation industries.

On March 14, 2008, the Company acquired the shares and business of RHL Design Group, Inc. for cash consideration and promissory notes. The acquisition of this firm, headquartered in Petaluma, California, with several offices in the western United States, significantly increased the Company's commercial development services. RHL Design Group, Inc. provides full program implementation and comprehensive design services to commercial clients with facilities in multiple locations.

On July 2, 2008, the Company acquired the shares and business of McIntosh Engineering Holdings Corporation for cash consideration and notes payable. The addition of this firm provided the Company with a more visible presence in the mining sector and expanded its operations in Tempe, Arizona, and Sudbury and North Bay, Ontario. McIntosh Engineering Holdings Corporation provides expertise in underground mining engineering.

During 2008, the Company adjusted the purchase price on the Vollmer Associates LLP; Trico Engineering Consultants, Inc.; Chong Partners Architecture, Inc.; Woodlot Alternatives, Inc.; Neill and Gunter companies; Murphy Hilgers Architects Inc.; Fuller, Mossbarger, Scott & May Engineers, Inc.; Secor; RHL Design Group, Inc.; and McIntosh Engineering Holdings Corporation acquisitions pursuant to purchase price adjustment clauses included in the purchase agreements. These adjustments impacted non-cash working capital and notes payable. Also during 2008, the Company adjusted the purchase price on the CPV Group Architects & Engineering Ltd. acquisition due to the payment of contingent consideration. This adjustment impacted goodwill (note 4).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
STANTEC INC.

During 2008, the purchase price allocations for the Vollmer Associates LLP; Geller DeVellis, Inc.; Trico Engineering Consultants, Inc.; Chong Partners Architecture, Inc.; Woodlot Alternatives, Inc.; Neill and Gunter companies; Moore Paterson Architects Inc.; Murphy Hilgers Architects Inc.; Fuller, Mossbarger, Scott & May Engineers, Inc.; The Zande Companies, Inc.; Rochester Signal, Inc.; and Secor acquisitions were finalized. The Company expects to finalize the purchase price allocations for the RHL Design Group, Inc. acquisition during the first quarter of 2009 and for the McIntosh Engineering Holdings Corporation acquisition during the second quarter of 2009.

Acquisitions in 2007

On March 9, 2007, the Company acquired the net assets and business of Nicolson Tamaki Architects Inc. for cash consideration and notes payable. This acquisition supplemented the Company's architecture services in British Columbia, Canada.

On April 2, 2007, the Company acquired the partnership interest and business of Vollmer Associates LLP for cash consideration and notes payable. The notes payable are subject to purchase price adjustment clauses included in the purchase agreement and may be adjusted to reflect either more or less non-cash working capital realized than was originally expected. The acquisition of this firm, headquartered in New York City, strengthened the Company’s engineering, architecture, planning, landscape architecture, and survey services in the transportation sector in the US East.

On April 2, 2007, the Company acquired the net assets and business of Land Use Consultants, Inc. for cash consideration. This acquisition supplemented the Company’s operations in Portland, Maine, and expanded its planning and landscape architecture services in the northern New England region.

On May 18, 2007, the Company acquired the net assets and business of Geller DeVellis Inc., a firm based in Boston, Massachusetts, for cash consideration. This acquisition strengthened the Company’s planning, landscape architecture, and civil engineering design capabilities and presence in the New England region.

On August 31, 2007, the Company acquired the shares and business of Trico Engineering Consultants, Inc. for cash consideration and notes payable. This acquisition strengthened the Company’s civil engineering, surveying, landscape architecture, and planning capabilities in Charleston, South Carolina, and expanded the depth of its services throughout the southeastern United States.

On September 14, 2007, the Company acquired the shares and business of Chong Partners Architecture, Inc. for cash consideration and notes payable. The acquisition of this firm, headquartered in San Francisco, California, with additional offices in Sacramento and San Diego, enhanced the Company’s architecture presence in the United States, particularly in California, and provided a foundation for further expansion of its American architecture practice.

On October 1, 2007, the Company acquired the shares and business of Woodlot Alternatives, Inc. for cash consideration and notes payable. The addition of this firm, which specializes in natural resource assessment, permitting, and environmental engineering, strengthened the Company’s presence in Maine and New England.

On October 19, 2007, the Company acquired the shares and business of Neill and Gunter, Incorporated; Neill and Gunter Limited; and Neill and Gunter (Nova Scotia) Limited for cash consideration, notes payable, and Stantec common shares. The number of common shares issued as consideration (96,925) was based on the average of the closing price of the Stantec common shares on the Toronto Stock Exchange for five trading days around the acquisition date. These acquisitions brought greater depth to the Company’s industrial practice, enhanced its operations in New England, and provided access to a new market in Atlantic Canada.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
STANTEC INC.

On November 16, 2007, the Company acquired the net assets and business of Moore Paterson Architects Inc. for cash consideration and notes payable. This acquisition strengthened the Company's architecture, planning, and project management services on Vancouver Island and the Lower Mainland of British Columbia.

On November 23, 2007, the Company acquired the shares and business of Murphy Hilgers Architects Inc., Brentcliffe Financial Service Inc., and Dekko Studio Inc. for cash consideration and notes payable. This acquisition expanded the Company's operations in Toronto, Ontario, and added further depth to its expertise in designing health care, judicial, and retail and commercial facilities.

On December 31, 2007, the Company acquired the shares and business of Fuller, Mossbarger, Scott & May Engineers, Inc. and Leestown Leasing, L.L.C. for cash consideration and notes payable. This acquisition created a presence in Kentucky, Ohio, Missouri, and Indiana and brought geotechnical engineering capabilities to the Company. As well, it added expertise in several specialty engineering areas, including dams, levees, and underwater structures, which complemented the Company’s existing services and enhanced its water resources capabilities.

During 2007, the Company adjusted the purchase price on the Dunlop Architects Inc. (2004), CPV Group Architects & Engineers Ltd. (2005), Keen Engineering Co. Ltd. (2005), Carinci Burt Rogers Engineering, Inc. (2006), Dufresne-Henry, Inc. (2006), ACEx Technologies, Inc. (2006), Vollmer Associates LLP (2007), Chong Partners Architecture, Inc. (2007), and Trico Engineering Consultants, Inc. (2007) acquisitions pursuant to price adjustment clauses included in the purchase agreements. These adjustments impacted non-cash working capital.

Aggregate consideration paid

Details of the aggregate consideration given and of the fair values of net assets acquired or adjusted for are as follows:

	Total	Total
	2008	2007
(In thousands of Canadian dollars)	$	$

Cash consideration	97,887	109,955
Share consideration	-	3,426
Notes payable	30,767	41,199

Purchase price	128,654	154,580

Assets and liabilities acquired at fair values
Cash acquired	5,800	4,602
Bank indebtedness assumed	(1,788)	(6,282)
Non-cash working capital	13,308	20,151
Property and equipment	10,717	17,025
Investments	-	12
Goodwill	99,959	114,017
Intangible assets
Client relationships	19,589	8,933
Contract backlog	4,542	4,298
Other	(1,805)	2,914
Other long-term liabilities	(482)	(1,933)
Long-term debt	(16,105)	(6,486)
Future income taxes	(4,214)	(2,671)
Capital lease obligations	(867)	-

Net assets acquired	128,654	154,580

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
STANTEC INC.

Of the goodwill and intangible assets resulting from acquisitions completed in 2008, $12,416,166 (2007 –$35,936,000) is deductible for income tax purposes.

At the time of acquisition, management estimates the exit costs of consolidating or closing offices occupied by the acquired entity. These costs are accrued in other long-term liabilities or non-cash working capital as part of the purchase price allocation (note 9). Adjustments to the exit liabilities may impact goodwill. In 2008, the Company adjusted the exit liability for Keen Engineering Co. Ltd.

3.	Property and Equipment

	2008		2007
		Accumulated		Accumulated
	Cost	Depreciation	Cost	Depreciation
(In thousands of Canadian dollars)	$	$	$	$

Engineering equipment	75,111	41,338	60,295	31,689
Business information systems	20,289	13,647	18,055	10,675
Office equipment	39,616	20,098	30,151	15,288
Automotive equipment	9,697	6,384	7,952	4,433
Leasehold improvements	52,074	12,648	35,774	7,185
Assets under capital leases	1,361	304	-	-
Buildings	10,050	1,391	5,446	1,114
Land	2,022	-	867	-

	210,220	95,810	158,540	70,384

Net book value		114,410		88,156

Included in leasehold improvements is construction work in progress in the amount of $292,000 (2007 – $2,845,000), on which depreciation has not started. The Company entered into capital leases for certain office and automotive equipment. The depreciation on assets under capital leases was $304,000 for 2008 (2007 – nil).

4.	Goodwill

	2008	2007
(In thousands of Canadian dollars)	$	$

Goodwill, beginning of the year	332,922	251,491
Current year acquisitions	99,606	112,892
Impairment	(53,000)	-
Contingent consideration payments	1,419	199
Purchase price adjustments	(1,066)	926
Impact of foreign exchange	66,937	(32,586)

Goodwill, end of the year	446,818	332,922

In accordance with its accounting policies, during the third quarter of each year, or more frequently if circumstances indicate that an impairment may occur, the Company conducts an annual goodwill impairment test. Goodwill impairment testing is a two-step process. In the first step, the Company compares the fair value of its reporting units, which is determined on a discounted after-tax cash flow basis, to their carrying value. If the carrying value of a reporting unit exceeds its fair value, goodwill is potentially impaired and step two of the impairment test must be performed. In step two, the Company compares the estimated fair value of the goodwill of its reporting units to their carrying value. If it is concluded that an impairment to goodwill exists, a reduction in the carrying value of the goodwill is recorded on the consolidated balance sheet and recognized as a non-cash impairment charge in income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
STANTEC INC.

The Company completed step one of the goodwill impairment test during the third quarter of 2008. In performing the goodwill assessment, it used current market capitalization, discounted cash flows, and other factors as the best evidence of fair value. After completing step one, the Company determined that goodwill was potentially impaired since the estimated fair value of its US-based reporting units was less than their carrying value. As a result, in the third quarter, the Company estimated the step two goodwill impairment by determining the implied fair value of goodwill in the same manner as if it had acquired the reporting units as of the date of the step one assessment.

As at September 30, 2008, the second step of the goodwill impairment test was not complete, and management recorded its best estimate of the goodwill impairment as $53.0 million. During the fourth quarter of 2008, the Company completed step two of the goodwill impairment test and concluded that no further adjustment to this estimate was required.

The goodwill impairment charge is non-cash in nature and does not affect the Company’s liquidity, cash flows from operating activities, or debt covenants and will not have an impact on future operations.

5.	Intangible Assets

	2008			2007
	Gross Carrying Amount	Accumulated Amortization	Impairment of Asset	Gross Carrying Amount		Accumulated Amortization
(In thousands of Canadian dollars)	$	$	$	$		$

Client relationships	58,683	11,200	5,369	32,023		6,525
Contract backlog	7,643	4,989	-	4,583		564
Other	2,163	942	-	3,369		598

	68,489	17,131	5,369	39,975		7,687

Carrying amount		45,989			32,288

Once an intangible asset is fully amortized, the gross carrying amount and related accumulated amortization are removed from the accounts. Other than goodwill, the Company has not recorded any intangible assets with indefinite lives. For intangible assets held as of December 31, 2008, the estimated aggregate amortization expense for each of the next five years and thereafter is as follows:

(In thousands of Canadian dollars)		$

	2009	7,324
	2010	4,530
	2011	4,519
	2012	4,423
	2013	4,330
	Thereafter	20,863

		45,989

In accordance with its accounting policies, during the third quarter of 2008, the Company completed its annual impairment test of intangible assets to determine if the carrying amount of the assets is fully recoverable. The determination of recoverability is based on an estimate of undiscounted cash flow, and the measurement of impairment loss is based on the amount that the carrying value of an intangible asset exceeds its fair value. As part of the impairment test, the Company updated its future cash flow assumptions and estimates, including factors such as current and future contracts with clients, margins, market conditions, and the useful lives of assets. Based on the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
STANTEC INC.

results of this review, the Company concluded that intangible assets relating to certain client relationships were not fully recoverable and therefore recorded a non-cash $5,369,000 impairment charge to income. The impairment primarily reflected the financial distress experienced by specific clients in relation to The Keith Companies, Inc. (Keith) acquisition.

6.	Other Assets

	2008	2007
(In thousands of Canadian dollars)	$	$

Investments held for self-insured liabilities	26,540	28,913
Investments in associated companies	1,226	1,187
Investments – other	774	701
Holdbacks on long-term contracts	3,933	2,583
Assets held for sale	621	-
Other	9,567	4,862

	42,661	38,246
Less current portion	6,503	13,373

	36,158	24,873

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. These investments are classified as available for sale and are stated at fair value.

The fair value of the bonds at December 31, 2008, was $18,657,000 (2007 – $20,024,000), and the fair value of the equities was $7,883,000 (2007 – $8,889,000). The amortized cost of the bonds at December 31, 2008, was $17,960,000 (2007 – $19,949,000), and the cost of the equities was $10,924,000 (2007 – $7,449,000). The bonds bear interest at rates ranging from 3.25 to 7.0% per annum (2007 – 2.9 to 7.0%). The term to maturity of the bond portfolio, stated at fair value, is $3,144,000 (2007 – $3,694,000) due within one year, $13,533,000 (2007 –$15,445,000) due within two to five years, and $1,980,000 (2007 – $885,000) due within five to seven years.

The Company is in the process of selling certain properties mainly due to a move to a larger office premise during the year. These properties meet the criteria for assets held for sale. Therefore, these assets are measured at the lower of their carrying amount and fair value less costs to dispose and are no longer depreciated.

7.	Accounts Payable and Accrued Liabilities

	2008	2007
(In thousands of Canadian dollars)	$	$

Trade accounts payable	49,774	40,155
Employee and payroll liabilities	113,934	83,621
Accrued liabilities	34,520	31,244

	198,228	155,020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
STANTEC INC.

8.	Long-Term Debt

	2008	2007
(In thousands of Canadian dollars)	$	$

Non-interest-bearing note payable	162	147
Other notes payable	55,940	43,872
Bank loan	192,544	52,069
Capital lease obligations	563	-

	249,209	96,088
Less current portion	34,096	21,549

	215,113	74,539

The non-interest-bearing note payable is due November 1, 2027, in the amount of $933,000. The note's carrying value of $162,000 is determined using a discount rate of 9.75%. If the non-interest-bearing note payable were discounted at interest rates in effect at December 31, 2008, the fair value of the note would be $277,000 (2007 –$233,000).

The carrying values of the other notes payable have been calculated using a weighted average rate of interest of 5.14% and may be supported by promissory notes. The notes are due at various times from 2009 to 2011. The aggregate maturity value of the notes is $56,062,000 (2007 – $43,976,000). As at December 31, 2008, $48,343,000 (2007 – $24,849,000) of the notes' carrying value was payable in US funds (2008 – US$39,690,000; 2007 –US$24,633,000). The carrying value of the other notes payable approximates their fair value based on interest rates in effect at December 31, 2008.

During the year, as provided for in its revolving credit facility agreement, the Company increased the credit facility limit to $300 million from $160 million and extended the maturity date to August 31, 2011. The facility is available for acquisitions, working capital needs, capital expenditures, and general corporate purposes. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, or LIBOR or bankers' acceptance rates plus 65, 85, or 125 basis points. As at December 31, 2008, $131,544,000 of the bank loan was payable in US funds (US$108,000,000), and $61,000,000 was payable in Canadian funds. As at December 31, 2007, $49,069,000 of the bank loan was payable in US funds (US$49,500,000), and $3,000,000 was payable in Canadian funds. Loans may be repaid under the credit facility from time to time at the option of the Company.

During 2008, the Company entered into an interest rate swap agreement that has the effect of converting the variable interest obligation associated with US$100 million of the credit facility, based on a LIBOR rate, into a fixed interest rate of 3.43%, plus an applicable basis points spread, until September 3, 2010.

Taking the effect of the interest rate swap into consideration, the average interest rate applicable at December 31, 2008, was 3.36% (2007 – 5.51%). The credit facility contains restrictive covenants (note 15). All the assets of the Company are held as collateral under a general security agreement for the bank loan.

The funds available under the revolving credit facility are reduced by any outstanding letters of credit. At December 31, 2008, the Company had issued and outstanding letters of credit totaling $139,000 (2007 – $141,000) payable in Canadian funds and $2,426,000 (US$1,992,000) (2007 – $1,321,000, US$1,332,000) payable in US funds that expire at various dates before January 2010. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At December 31, 2008, $104,891,000 (2007 –$106,469,000) was available in the revolving credit facility for future activities.

As at December 31, 2008, there were no additional letters of credit outstanding that were assumed from acquisitions (2007 – $475,000, US$479,000). During 2007, the Company entered into a US$4 million surety facility to facilitate, as

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
STANTEC INC.

part of the normal course of operations, the issuance of bonds for certain types of project work. As at December 31, 2008, $243,000 (US$199,000) (2007 – $50,000, US$50,000) in bonds had been issued under this credit facility.

As at December 31, 2008, the Company's capital lease obligations included capital leases bearing interest at rates ranging from 1.4 to 9.17%. These capital leases expire at various dates before October 2011. The interest incurred on capital lease obligations in 2008 was $27,000.

The principal repayments required on long-term debt in each of the next five years and thereafter are as follows:

(In thousands of Canadian dollars)		$

	2009	34,096
	2010	14,313
	2011	200,638
	2012	-
	2013	-
	Thereafter	162

		249,209

The interest incurred on long-term debt in 2008 was $7,784,000 (2007 – $2,444,000; 2006 – $2,612,000). In 2008, total interest expense, net of interest income, was $7,477,000 (2007 – $1,594,000; 2006 – $1,892,000).

9.	Other Liabilities

	2008	2007
(In thousands of Canadian dollars)	$	$

Provision for self-insured liabilities	30,265	17,659
Deferred gain on sale leaseback	5,314	5,749
Lease inducement benefits	22,866	16,191
Liabilities on lease exit activities	4,081	4,112
Liability for uncertain tax positions	1,725	1,412
Derivative financial instruments (note 11)	4,218	-
Other	3,475	3,220

	71,944	48,343
Less current portion included in accrued liabilities	7,647	5,434

	64,297	42,909

Provision for self-insured liabilities

The Company self-insures a portion of its estimated liabilities that may arise in connection with reported legal claims
(note 12). This provision for self-insured liabilities is based on the results of an actuarial review performed in 2008 and 2007, with the current and long-term portion determined based on the actuarial estimate. At December 31, 2008, the long-term portion was $28,577,000 (2007 – $16,225,000).
	2008	2007
(In thousands of Canadian dollars)	$	$

Provision, beginning of the year	17,659	16,041
Current year provision	12,470	6,153
Payment for claims settlement	(3,034)	(2,822)
Impact of foreign exchange	3,170	(1,713)

Provision, end of the year	30,265	17,659

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
STANTEC INC.

The self-insured liability increased during 2008 primarily due to new claims incurred and reported since the end of 2007. The timing of claim settlement payments is dependent upon the resolution of case-specific matters and may extend over several months or years.

Deferred gain on sale leaseback

In 2004, the Company completed the sale of its office building in Edmonton, Alberta, for cash proceeds of $34,500,000. Concurrent with the sale, the Company leased the property back for a period of 15 years. The lease is accounted for as an operating lease. The resulting gain of $7,103,000 was deferred and is being amortized over the lease term.

Liabilities on lease exit activities

Charges are accrued when management closes offices in existing operations or finalizes plans to downsize offices in locations assumed from an acquiree upon a business acquisition. Included in the liability is the present value of the remaining lease payments, reduced by estimated sublease rentals that can reasonably be obtained.

	2008	2007
(In thousands of Canadian dollars)	$	$

Liability, beginning of the year	4,112	2,833
Current year provision:
Established for existing operations	1,488	989
Resulting from acquisitions	1,663	740
Costs paid or otherwise settled	(2,475)	(1,522)
Adjustments to purchase price allocation	(1,181)	1,193
Impact of foreign exchange	474	(121)

Liability, end of the year	4,081	4,112

10.	Commitments

Commitments for annual basic premises rent under long-term leases and for equipment and vehicle operating leases for the next five years and thereafter are as follows:

(In thousands of Canadian dollars)		$

	2009	64,143
	2010	55,774
	2011	46,215
	2012	39,642
	2013	31,704
	Thereafter	92,151

		329,629

The premises rental expense for the year ended December 31, 2008, was $48,602,000 (2007 – $41,113,000; 2006 –$35,724,000).

11.	Derivative Financial Instruments

As at December 31, 2008, the Company had entered into foreign currency forward contract arrangements that provided for the purchase of US$74,000,000 at rates ranging from 1.1932 to 1.2198 per US dollar maturing over the next month. As at December 31, 2007, the Company had entered into foreign currency forward contract arrangements that provided for the purchase of US$34,100,000 at the rate of 0.9804 per US dollar maturing over one month. These derivative financial instruments were entered into to mitigate the risk of foreign currency fluctuations on

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
STANTEC INC.

net operating assets denominated in US dollars. The fair value of these contracts, estimated using market rates as at December 31, 2008, is an unrealized gain of $1,597,000 (2007 – unrealized gain of $371,000). The unrealized gains or losses relating to these derivative financial instruments were recorded in income as foreign exchange gains or losses and in the balance sheet as other assets or other liabilities.

During the year, the Company entered into a US$100 million interest rate swap agreement maturing on September 3, 2010. This swap agreement has the effect of converting the variable interest rate on US$100 million of the Company's revolving credit facility, based on a LIBOR rate, into a fixed interest rate of 3.43%, plus an applicable basis points spread. The fair value of the interest rate swap, estimated using market rates at December 31, 2008, is an unrealized loss, net of tax, of $2,974,000. The Company has designated the swap as a cash flow hedge against its revolving credit facility; therefore, the unrealized gains or losses relating to this derivative financial instrument are recorded in other comprehensive income and in the balance sheet as other assets or other liabilities. In the event that the hedging relationship is no longer effective or ceases to exist, the gains or losses will be recorded in income. The hedging relationship was effective from the date of entering into the swap to December 31, 2008.

12.	Contingencies and Guarantees

In the normal conduct of operations, various legal claims are pending against the Company alleging, among other things, breaches of contract or negligence in connection with the performance of consulting services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, and has a captive insurance company that provides insurance protection against such claims. In some cases, parties are seeking damages that substantially exceed the Company's insurance coverage. Based on advice and information provided by legal counsel, the Company's previous experience with the settlement of similar claims, and the results of the annual actuarial review, management believes that the Company has recognized adequate provision for probable and reasonably estimable liabilities associated with these claims and that their ultimate resolution will not materially exceed insurance coverages or have a material adverse effect on the Company's consolidated financial position or annual results of operations. Management cannot estimate the extent to which losses exceeding those already recorded in the financial statements may be incurred.

In the normal course of business, the Company provides indemnifications and, in very limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. The Company also indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. These indemnifications may require the Company to compensate the counterparty for costs incurred as a result of various events, including changes in or in the interpretation of laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnifications will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount that it could be required to pay to counterparties. The Company carries liability insurance, subject to certain deductibles and policy limits, that provides protection against certain insurable indemnifications. Historically, the Company has not made any significant payments under such indemnifications, and no amounts have been accrued in the accompanying consolidated financial statements with respect to these indemnifications.

13.	Share Capital

Authorized

Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the Board of Directors

Common shares

During 2008, 351,400 common shares (2007 – 9,200; 2006 – 51,600) were repurchased for cancellation pursuant to an ongoing normal course issuer bid at a cost of $8,914,000 (2007 – $294,000; 2006 – $1,016,000). Of this amount,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
STANTEC INC.

$1,688,000 and $58,000 (2007 – $44,000 and $1,000; 2006 – $243,000 and $6,000) reduced the share capital and contributed surplus accounts, respectively, with $7,168,000 (2007 – $249,000; 2006 – $767,000) being charged to retained earnings.

During 2008, the Company recognized a stock-based compensation expense of $5,118,000 (2007 – $3,452,000; 2006 – $2,224,000) in administrative and marketing expenses. Of the amount expensed, $4,887,000 related to the fair value of options granted (2007 – $1,919,000; 2006 – $1,078,000), $120,000 related to deferred share unit compensation (2007 – $1,416,000; 2006 – $576,000), and $111,000 related to the restricted shares issued on the Keith acquisition (2007 – $117,000; 2006 – $570,000). The fair value of options granted was reflected through contributed surplus; the deferred share unit compensation was reflected through accrued liabilities; and the restricted shares were reflected through deferred stock compensation. Upon the exercise of share options for which a stock-based compensation expense has been recognized, the cash paid together with the related portion of contributed surplus is credited to share capital. Upon the vesting of restricted shares for which a stock-based compensation expense has been recognized, the related portion of contributed surplus is credited to share capital.

On May 4, 2006, the shareholders of the Company approved the subdivision of its issued common shares on a two-for-one basis, effective for registered common shares at the close of business on May 19, 2006. All references to common shares, per share amounts, and stock-based compensation plans in these consolidated financial statements have been restated to reflect the stock split on a retroactive basis.

Share options

Under the Company's share option plan, options to purchase common shares may be granted by the Board of Directors to officers and employees. Options are granted at exercise prices equal to or greater than fair market value at the issue date, generally vest evenly over a three-year period, and have contractual lives that range from 7 to 10 years. The aggregate number of common shares reserved for issuance that may be purchased upon the exercise of options granted pursuant to the plan shall not exceed 4,487,026 common shares. At December 31, 2008, 1,773,066 options were available for issue.

The Company has granted share options to officers and employees to purchase 2,061,828 shares at prices between $7.25 and $30.61 per share. These options expire on dates between October 9, 2009, and August 18, 2015.

	2008		2007		2006

	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
	#	$	#	$	#	$
Share options,
beginning of the year	1,751,022	18.32	1,702,784	11.92	1,876,528	6.94
Granted	480,000	29.40	467,500	30.61	471,000	20.40
Exercised	(97,860)	12.25	(386,598)	4.97	(607,080)	3.07
Forfeited	(58,502)	24.86	(31,664)	18.69	(35,664)	12.59
Cancelled	(12,832)	22.87	(1,000)	20.42	(2,000)	10.50

Share options, end of the year	2,061,828	20.97	1,751,022	18.32	1,702,784	11.92

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
STANTEC INC.

The options held by officers and employees at December 31, 2008, were as follows:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
Range of		Average	Average		Average	Average
Exercise		Remaining	Exercise	Shares	Remaining	Exercise
Prices	Outstanding	Contractual	Price	Exercisable	Contractual	Price
$	#	Life in Years	$	#	Life in Years	$

7.25 – 9.42	244,000	1.13	7.98	244,000	1.13	7.98
10.50–13.55	525,994	2.91	11.70	525,994	2.91	11.70
20.37–20.42	374,334	4.65	20.39	246,321	4.65	20.39
29.40–30.61	917,500	6.15	29.98	146,659	5.63	30.61

7.25–30.61	2,061,828	4.46	20.97	1,162,974	3.25	15.14

The fair value of options granted subsequent to January 1, 2002, is determined at the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including expected share price volatility.

The estimated fair value of options granted at the share market price on the grant date was determined using the weighted average assumptions indicated below.

	2008	2007	2006

Risk-free interest rate (%)	3.09	4.31	4.05
Expected hold period to exercise (years)	5.5	5.5	6.0
Volatility in the price of the Company's
shares (%)	29.6	27.5	29.4
Weighted average fair value per option ($)	9.82	10.65	7.59

The expected volatility was based on the historical volatility of the Company’s shares over a period commensurate with the expected term of the share option. The risk-free interest rate for the expected life of the options was based on the yield available on government bonds, with an approximate equivalent remaining term at the time of the grant. Historical data was used to estimate the expected life of the option.

A summary of the status of the Company’s non-vested options as of December 31, 2008, and of changes in the year are as follows:

	Number of Shares	Weighted Average
	Subject to Option	Grant Date Fair Value
	#	$

Non-vested, beginning of the year	819,826	8.98
Granted	480,000	9.82
Vested	(342,470)	8.09
Forfeited	(58,502)	8.91

Non-vested share options, end of the year	898,854	9.77

As of December 31, 2008, 898,854 options remained unvested, and a total unrecognized compensation cost of $4,514,000 related to the Company’s share option plans. This cost is expected to be recognized over a weighted average period of 2.02 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
STANTEC INC.

For all outstanding options at December 31, 2008, the aggregate intrinsic value was $18.9 million. For fully vested share options and share options outstanding at December 31, 2008, that are expected to vest in the future, the aggregate intrinsic value was $18.7 million. For options exercisable at December 31, 2008, the intrinsic value at December 31, 2008, was $17.5 million. The total intrinsic value of options exercised during the years ended December 31, 2008, 2007, and 2006, was $1.9 million, $8.2 million, and $9.8 million, respectively.

Deferred share units

Under the Company’s deferred share unit plan, outside directors of the Company may receive deferred share units equal to one common share. These units are paid out to the directors upon their death or retirement in the form of cash and are valued at the market price of the Company’s common shares on the last trading day of the month of death or retirement. Deferred share units cannot be paid in the form of Company shares. In 2008, $464,000 deferred share units were paid (2007 – $450,000; 2006 – $159,000). These units are recorded at fair value based on the current market price of the Company’s common shares. As at December 31, 2008, 60,800 units were outstanding (2007 – 56,000; 2006 – 48,000).

Restricted shares

In 2005, the former shareholders of Keith received restricted shares in connection with its acquisition. These restricted shares vested over a period ending April 1, 2008. Upon the vesting of the restricted shares, common shares were issued. As at December 31, 2008, no restricted shares were outstanding (2007 – 5,792; 2006 – 55,666).

14.	Financial Instruments

The Company classifies its financial instruments as follows:

•	Cash and cash equivalents and cash held in escrow are classified as financial assets held for trading and are recorded at fair value, with realized and unrealized gains and losses reported in income.
•
Accounts receivable are classified as receivables and are initially accounted for at fair value and subsequently adjusted for any allowance for doubtful accounts, with realized gains and losses reported in income.

•
Investments held for self-insured liabilities are classified as financial assets available for sale and are recorded at fair value, with accumulated unrealized gains and losses reported in other comprehensive income until disposed of, at which time the realized gains and losses are recognized in income.

•
Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities and are initially recorded at fair value and subsequently recorded at amortized cost using the effective interest rate method, with realized gains and losses reported in income.

•
Derivative other assets and liabilities are classified as held for trading and are accounted for at fair value, with realized and unrealized gains and losses reported in income unless the derivative qualifies and is designated as an effective cash flow hedge, in which case, unrealized gains and losses are recorded in other comprehensive income.

Fair Value

The fair value of a financial instrument on initial recognition is normally the transaction price, which is the value of the consideration given or received. Transaction costs on financial instruments are expensed when incurred. Purchases and sales of financial assets are accounted for at trade dates. Subsequent to initial recognition, the fair values of financial instruments are based on the bid prices in quoted active markets for financial assets and on the ask prices for financial liabilities. The fair values of cash and cash equivalents, cash held in escrow, accounts receivable, and accounts payable and accrued liabilities approximate their carrying amounts because of the short-term maturity of these instruments. The carrying amount of bank loans approximates their fair value because the applicable interest rate is based on variable reference rates. The carrying values of other financial assets and financial liabilities approximate their fair values except as otherwise disclosed in the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
STANTEC INC.

Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents, derivative financial instruments, investments held for self-insured liabilities, and accounts receivable.

The Company limits its exposure to credit risk by placing its cash and cash equivalents in and entering into derivative agreements with high-quality credit institutions. Investments held for self-insured liabilities include bonds and equities. The risk associated with bonds and equities is mitigated by the overall quality and mix of the Company's investment portfolio. The Company does not invest in any asset-backed commercial paper (ABCP) and, therefore, does not consider itself to be exposed to current uncertainties in the ABCP marketplace.

The Company maintains an allowance for estimated credit losses on accounts receivable. The estimate is based on the best assessment of the collectibility of the related receivable balance based, in part, on the age of the outstanding accounts receivable and on the Company's historical collection and loss experience.

The Company mitigates the risk associated with accounts receivable by providing services to diverse clients in various industries and sectors of the economy. It does not concentrate its credit risk in any particular client, industry, economic, or geographic sector. In addition, management reviews accounts receivable past due on an ongoing basis with the objective of identifying matters that could potentially delay the collection of funds at an early stage. The Company monitors accounts receivable to an internal target of days of revenue in accounts receivable (a non-GAAP measure). At December 31, 2008, there were 64 days of revenue in accounts receivable (2007 – 72 days). The maximum amount of credit risk exposure is limited to the carrying amount of the balances in the financial statements.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company’s liquidity needs can be met through a variety of sources, including cash generated from operations, long- and short-term borrowings from the $300 million credit facility, and the issuance of common shares. The Company believes that internally generated cash flows, supplemented by borrowings and additional equity issues, if necessary, will be sufficient to cover its normal operating and capital expenditures as well as currently anticipated acquisition activity in 2009. Liquidity risk is managed according to the Company’s internal guideline of maintaining a debt to equity ratio of less than 0.5 to 1.

Interest Rate Risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market rates of interest. The Company is subject to interest rate cash flow risk to the extent that its credit facilities are based on floating rates of interest. In addition, the Company is subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities contain fixed-rate government and corporate bonds. The Company minimizes its exposure to floating rates of interest, when appropriate, by entering into interest rate swap agreements (note 11).

If the interest rate on the Company's loan balance at December 31, 2008, had been 0.5% higher, with all other variables held constant, net income would have decreased by $247,000 in the year. If the interest rate had been 0.5% lower, there would have been an equal and opposite impact on net income. This analysis excludes US$100 million of the revolving credit facility due to the interest rate swap agreement entered into during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
STANTEC INC.

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in the Company’s net income arise on the translation of foreign-denominated assets and liabilities (such as accounts receivable, accounts payable and accrued liabilities, and long-term debt) held in the Company’s Canadian operations and non-US-based foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching US- dollar liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars (note 11).

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries and are recorded as currency translation adjustments in other comprehensive income. The Company does not hedge for this foreign exchange risk.

15.	Capital Management

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures as well as acquisition growth while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders' equity.

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. In order to maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, or raise or retire debt.

The Company periodically monitors capital by maintaining the following ratio targets:

•	Net debt to equity ratio below 0.5 to 1
•	Return on equity (ROE) at or above 14%

These objectives are established on an annual basis and are monitored on a quarterly basis. The targets for 2008 remained unchanged from 2007.

Net debt to equity ratio, a non-GAAP measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash held in escrow, divided by (2) shareholders’ equity. The Company's net debt to equity ratio was 0.26 to 1 at December 31, 2008 (December 31, 2007 – 0.19 to 1). Going forward, there may be occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time.

ROE, a non-GAAP measure, is calculated as net income for the last four quarters, divided by average shareholders' equity over each of these quarters. The Company's ROE was 6.1% for the year ended December 31, 2008, (December 31, 2007 – 16.4%). The Company's ROE was below target because of the goodwill and intangible assets impairment charge recorded in the third quarter of 2008.

The Company is subject to restrictive covenants related to its $300 million revolving credit facility that are measured on a quarterly basis. These covenants include, but are not limited to, debt to earnings ratio and earnings to debt service ratio. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation. The Company was in compliance with all the covenants under this agreement as at and throughout the year ended December 31, 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
STANTEC INC.

16.	Accumulated Other Comprehensive Income (Loss)

				Realized Gains
		Unrealized	Unrealized	on Financial
	Cumulative	Losses on	Gains (Losses)	Assets
	Translation	Cash Flow	on Financial	Transferred to
	Adjustments	Hedge	Assets	Net Income	Total
(In thousands of Canadian dollars)	$	$	$	$	$

Balance, December 31, 2005	(25,575)	-	-	-	(25,575)
Current period activity	731	-	-	-	731

Balance, December 31, 2006	(24,844)	-	-	-	(24,844)

Change in accounting policy	-	-	481	-	481

Balance, January 1, 2007, as
adjusted	(24,844)	-	481	-	(24,363)

Current period activity	(45,669)	-	1,280	(249)	(44,638)
Income tax effect	-	-	(31)	4	(27)

Balance, December 31, 2007	(70,513)	-	1,730	(245)	(69,028)

Current period activity	76,923	(4,218)	(3,706)	(152)	68,847
Income tax effect	-	1,244	65	3	1,312

Balance, December 31, 2008	6,410	(2,974)	(1,911)	(394)	1,131

Effective January 1, 2007, the Company adopted the CICA Handbook Section 3855, “Financial Instruments—Recognition and Measurement”; Section 1530, “Comprehensive Income”; and Section 3251, “Equity.” By adopting these standards, the Company recorded investments held for self-insured liabilities at fair value on January 1, 2007. In accordance with transitional provisions, other assets increased by approximately $493,000, opening accumulated other comprehensive income increased by approximately $481,000 (after-tax), and future income tax liabilities increased by $12,000.

The foreign currency cumulative translation adjustments represent the unrealized gain or loss on the Company's net investment in self-sustaining US-based operations. The change in the cumulative translation adjustments during the year relates to the fluctuation in the value of the Canadian dollar relative to the US dollar. Balance sheet accounts denominated in US dollars have been translated to Canadian dollars at the rate of 1.2180 (December 31, 2007 –0.9913; 2006 – 1.1654).

The unrealized gains (losses) on financial assets represent the change in fair value on investments held for self-insured liabilities (note 6).

The unrealized gains (losses) on cash flow hedge represent the unrealized gain or loss on the Company's interest rate swap agreement (note 11). The minimum length of time over which the Company is hedging its exposure to the variability in future cash flows from the interest on its revolving credit facility is 20 months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
STANTEC INC.

17.	Income Taxes

The effective income tax rate in the consolidated statements of income differs from statutory Canadian tax rates as a result of the following:

	2008	2007	2006
	%	%	%

Income tax expense at statutory Canadian rates	31.2	33.6	34.1
Increase (decrease) resulting from:
Impairment of goodwill	24.8	-	-
Income from associated companies	-	(0.1)	(0.1)
Rate differential on foreign income	(0.1)	(0.9)	1.1
Non-deductible expenses:
Meals and entertainment	1.1	0.9	0.9
Stock-based compensation	1.0	0.1	0.3
Non-taxable foreign income net of non-creditable
withholding taxes	(2.9)	(3.2)	(2.9)
Other	(0.1)	(0.3)	(0.7)

	55.0	30.1	32.7

Since the Company operates in several tax jurisdictions, its income is subject to various rates of taxation. The details of income before income taxes are as follows:

	2008	2007	2006
(In thousands of Canadian dollars)	$	$	$

Domestic	128,225	101,433	79,109
Foreign	(63,726)	(2,319)	10,315

Total income before income taxes	64,499	99,114	89,424
The details of the income tax expense (recovery) are as follows:

		2008	2007	2006
(In thousands of Canadian dollars)		$	$	$

Current:	Domestic	41,329	34,179	25,766
	Foreign	(116)	815	5,718

Total current expense		41,213	34,994	31,484

Future:	Domestic	(133)	(1,598)	725
	Foreign	(5,598)	(3,561)	(2,967)

Total future recovery		(5,731)	(5,159)	(2,242)

Total:	Domestic	41,196	32,581	26,491
	Foreign	(5,714)	(2,746)	2,751

Total income tax expense		35,482	29,835	29,242

Significant components of the Company's future income tax assets and liabilities are as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
STANTEC INC.

	2008	2007
(In thousands of Canadian dollars)	$	$

Future income tax assets
Differences in timing of deductibility of expenses	23,120	18,101
Loss carryforwards	8,328	4,171
Share issue and other financing costs	133	220
Tax cost of property and equipment in excess of carrying value	2,114	451
Deferred gain on sale of building	1,124	1,224
Other	1,232	1,215

	36,051	25,382
Less current portion	15,265	13,308

	20,786	12,074

	2008	2007
(In thousands of Canadian dollars)	$	$

Future income tax liabilities
Cash to accrual adjustments on acquisitions of US subsidiaries	5,025	4,285
Differences in timing of taxability of revenues	7,492	6,804
Carrying value of property and equipment in excess of tax cost	6,283	5,760
Carrying value of intangible assets in excess of tax cost	20,743	14,607
Other	869	1,012

	40,412	32,468
Less current portion	13,920	11,750

	26,492	20,718

At December 31, 2008, loss carryforwards of approximately $1,714,000 are available to reduce the taxable income of certain Canadian subsidiaries. These losses expire as set out below:

(In thousands of Canadian dollars)		$

	pre 2016	370
	2026	1,106
	2027	238

		1,714

In addition, the Company has federal loss carryforwards of approximately $20,930,000 (US$17,255,000) that are available to reduce the taxable income of certain US subsidiaries and that expire at varying times over the next 20 years.

The potential income tax benefits that will result from the application of Canadian and US tax losses have been recognized in these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
STANTEC INC.

18.	Earnings Per Share

The number of basic and diluted common shares outstanding, as calculated on a weighted average basis, is as follows:

	2008	2007	2006

	#	#	#

Basic shares outstanding	45,584,612	45,577,261	45,068,266
Share options (dilutive effect of 1,621,828 options;
2007 – 1,751,022; 2006 – 1,702,784)	472,107	630,280	648,430
Restricted shares (dilutive effect of nil restricted shares;
2007 – 5,792; 2006 – 55,666)	562	19,156	74,813

Diluted shares outstanding	46,057,281	46,226,697	45,791,509

At December 31, 2008, 440,000 options were antidilutive and therefore were not considered in computing diluted earnings per share.

19.	Cash Flows From Operating Activities

Cash flows from operating activities determined by the indirect method are as follows:
	2008	2007	2006
(In thousands of Canadian dollars)	$	$	$

CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	29,017	69,279	60,182
Add (deduct) items not affecting cash:
Depreciation of property and equipment	25,405	19,038	15,604
Amortization of intangible assets	10,679	3,702	6,132
Impairment of goodwill and intangible assets	58,369	-	-
Future income tax	(5,731)	(5,159)	(2,242)
Gain on dispositions of investments and property and
equipment	(520)	(1,085)	(1,238)
Stock-based compensation expense	5,118	3,452	2,224
Provision for self-insured liability	12,470	6,153	6,329
Other non-cash items	(3,445)	(2,135)	(994)
Share of income from equity investments	(160)	(292)	(285)
Dividends from equity investments	150	450	450

	131,352	93,403	86,162

Change in non-cash working capital accounts:
Accounts receivable	23,987	20,848	(14,117)
Costs and estimated earnings in excess of billings	21,305	(25,067)	23,029
Prepaid expenses	2,499	1,715	(269)
Accounts payable and accrued liabilities	(20,088)	(11,106)	(3,958)
Billings in excess of costs and estimated earnings	2,728	3,485	4,590
Income taxes payable/recoverable	(1,753)	4,221	(2,048)

	28,678	(5,904)	7,227

Cash flows from operating activities	160,030	87,499	93,389

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
STANTEC INC.

20.	Joint Ventures

The Company participates in joint ventures with other parties as follows:
		Percentage Owned
	2008	2007	2006
	%	%	%

yyC.T. Joint Venture	17	17	17
Stantec – S&L Partnership	50	50	50
Edmonton International Airports Joint Venture	33	33	33
Pine Creek Consultants Joint Venture	n/a	n/a	33
Dunlop Joint Ventures	33–68	33 –68	33–80
Stantec Architecture Ltd./J.L. Richards & Associates
Joint Venture	50	50	50
Stantec/Parkin Joint Venture	67	67	-
Smith/Chong Joint Venture	50	50	-
Coleson Power Joint Venture	50	50	-
Accent Engineering Consultants, Inc. Joint Venture	40	40	-
FFEB Joint Venture	30	30	-
Hatch McIntosh Alliance Joint Venture	50	-	-
Kuwabara Payne McKenna Blumberg (KPMB)	45	-	-

In 2004, as part of the acquisition of Dunlop Architects Inc. (Dunlop), the Company acquired the interest of 13 joint ventures entered into by Dunlop, with 11 remaining active at December 31, 2006. In 2007, with the acquisition of Murphy Hilgers Architects Inc., four of the 11 joint ventures became 100% owned by the Company, leaving five of the joint ventures originally entered into by Dunlop active as at December 31, 2008.

A summary of the assets, liabilities, revenues, expenses, and cash flows included in the consolidated financial statements related to joint ventures (before intercompany eliminations) is as follows:

	2008	2007	2006
(In thousands of Canadian dollars)	$	$	$

Statement of income
Gross revenue	25,827	4,464	4,451
Subconsultant and other direct expenses	24,524	3,912	4,612
Administrative and marketing expenses	911	129	75

Net income (loss) for the year	392	423	(236)

Balance sheets
Current assets	12,649	5,536	2,086

Current liabilities	12,120	4,867	1,800

Statement of cash flows
Cash flows from (used in) operating activities	(547)	(493)	173

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
STANTEC INC.

21.	Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. It considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and is evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the chief executive officer of the Company, and the Company's operating segments are based on its regional geographic areas.

The Company has three operating segments, which are aggregated into the Consulting Services reportable segment.

Geographic information	Property and Equipment,
	Goodwill, Intangible Assets

	2008	2007
(In thousands of Canadian dollars)	$	$

Canada	183,828	154,404
United States	422,881	298,470
International	508	492

	607,217	453,366
Geographic information		Gross Revenue
	2008	2007	2006
(In thousands of Canadian dollars)	$	$	$

Canada	649,465	539,349	461,281
United States	677,545	405,195	348,055
International	24,941	10,075	6,797

	1,351,951	954,619	816,133

Gross revenue is attributed to countries based on the location of the project.

Practice area information		Gross Revenue
	2008	2007	2006
(In thousands of Canadian dollars)	$	$	$

Consulting Services
Buildings	282,516	211,801	184,254
Environment	390,016	175,936	149,376
Industrial	241,142	138,977	94,806
Transportation	172,313	143,140	106,026
Urban Land	265,964	284,765	281,671

	1,351,951	954,619	816,133

Customers

The Company has a large number of clients in various industries and sectors of the economy. Gross revenue is not concentrated in any particular client.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
STANTEC INC.

22.	Employee Future Benefits

In 2008, the Company recorded an expense of $19,034,000 (2007 – $13,863,000; 2006 – $11,567,000) for contributions made to defined contribution plans in the year.

23.	Investment Tax Credits

Investment tax credits arising from qualifying scientific research and experimental development efforts pursuant to existing tax legislation are recorded as a reduction of the applicable administrative and marketing expenses when there is reasonable assurance of their ultimate realization. In 2008, investment tax credits of $1,260,000 (2007 – $1,662,000; 2006 – $500,000) were recorded and reduced administrative and marketing expenses.

24.	US GAAP

The consolidated financial statements of the Company are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada that, in most respects, conform to accounting principles generally accepted in the United States. The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with US GAAP. Investments in joint ventures are accounted for using the equity method under US GAAP, whereas Canadian GAAP requires the proportionate consolidation method. As permitted by the SEC, disclosure of the effect of this difference is not required.

    a)  Other disclosure requirements

    i)  Net income and comprehensive income

There are no identifiable material items that would result in a change in net income presented under Canadian GAAP and US GAAP.

Comprehensive income is measured in accordance with Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (SFAS 130). This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners and includes adjustments arising on the translation of self-sustaining foreign operations. As well, under US GAAP, comprehensive income includes the difference between the recorded and fair value of the Company’s investments held for self-insured liabilities since these investments are classified as available for sale (note 6). Effective January 1, 2007, the Company is required to provide similar disclosure under Canadian GAAP, on a prospective basis, in the consolidated statements of shareholders' equity and comprehensive income.

Statement of Comprehensive Income
2006
(In thousands of Canadian dollars)	$

Net income under Canadian and US GAAP	60,182
Other comprehensive income, net of tax:
Unrealized foreign exchange gains on translation of self-sustaining foreign operations	731
Unrealized gains on financial assets	217

Comprehensive Income	61,130

Accumulated other comprehensive loss, beginning of the year	(25,311)
Unrealized foreign exchange gains on translation of self-sustaining foreign operations	731
Unrealized gains on financial assets	217

Accumulated other comprehensive loss, end of the year	(24,363)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
STANTEC INC.

ii) Allowance for doubtful accounts
	2008	2007	2006
(In thousands of Canadian dollars)	$	$	$

Balance, beginning of the year	10,508	6,303	10,423
Provision for doubtful accounts	22,508	17,221	6,681
Deductions	(23,702)	(11,275)	(11,061)
Impact of foreign exchange	2,283	(1,741)	260

Balance, end of the year	11,597	10,508	6,303

Comparative figures have been restated to eliminate allowances from accounts receivable assumed from acquired companies. Accounts receivable assumed from acquired companies are recognized at their fair value at the time of acquisition.

iii) Liabilities for uncertain tax positions

On January 1, 2007, the Company implemented Financial Accounting Standards Board (FASB) Interpretation No. 48, "Accounting for Uncertain Income Taxes." The Company files income tax returns in the Canadian federal jurisdiction, US federal jurisdiction, and various provinces, states, and foreign jurisdictions. With few exceptions, the Company is no longer subject to Canadian and US corporate income taxes or income tax examinations by the tax authorities of other foreign jurisdictions for years before 2003.

	2008	2007
(In thousands of Canadian dollars)	$	$

Balance, beginning of the year	1,412	1,243
Additions based on tax positions related to the current year	321	96
Additions based on tax positions related to the prior year	-	218
Reductions for tax position of prior year	(218)	-
Impact of foreign exchange	209	(145)

Balance, end of year	1,724	1,412

The Company's policy is to recognize interest and penalties relating to liabilities effective January 1, 2007, for unrecognized tax benefits in interest expense. The liability for interest and penalties relating to unrecognized tax benefits is recorded in accrued liabilities. During the year ended December 31, 2008, the Company recognized approximately $111,000 (2007 – $942,000) [$87,000 (2007 – $585,000) net of tax] in interest and penalties. A significant portion of the interest and penalties recognized in 2007 related to a preacquisition Internal Revenue Service audit. The Company had approximately $446,000 (2007 – $1,362,000) [$348,000 (2007 – $882,000) net of tax] for the payment of interest and penalties accrued at December 31, 2008.

Approximately $1,543,000 (2007 – $1,194,000) of unrecognized tax benefits, if recognized, would impact the Company's effective tax rate.

During the next 12 months, it is reasonably possible that the Company's unrecognized tax benefits may change since it expects to receive Notices of Assessment from the Canada Revenue Agency with respect to its claim for scientific research and experimental development efforts.

b) Recent accounting pronouncements

Fair value measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157), effective for fiscal years beginning after November 15, 2007. SFAS 157 establishes a framework for measuring fair value under US GAAP and requires additional disclosure. The statement defines a fair

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
STANTEC INC.

value hierarchy, with the highest priority being quoted prices in active markets. Under this statement, fair value measurements are disclosed by level within the hierarchy. This standard does not require any new fair value measurements. The adoption of this standard for financial assets and liabilities had no material effect on the Company's financial position or results of operations. The Company's adoption of SFAS 157 for non-financial assets and liabilities is deferred to fiscal 2009 as allowed by FASB Staff Position (FSP) FAS 157-2, "Effective Date of FASB Statement No. 157."

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment to FASB Statement No. 115” (SFAS 159), effective for fiscal years beginning after November 15, 2007, although earlier adoption was permitted. SFAS 159 allows an entity to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value. At each subsequent reporting period, unrealized gains and losses would be reported in earnings on items for which the fair value option has been elected. The adoption of this standard had no material effect on the Company's financial position or results of operations.

Business combinations

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R, “Business Combinations” (SFAS 141R), effective for fiscal years beginning after December 15, 2008. This pronouncement changed the accounting for business combinations in a number of areas. SFAS 141R establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired. The statement also establishes disclosure requirements that will enable users of the acquiring company's financial statements to evaluate the nature and financial effects of its business combinations. Although the Company is currently considering the impact of the adoption of this standard on its consolidated financial statements, the impact will be limited to any future acquisitions beginning in fiscal 2009.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51” (SFAS 160), effective for fiscal years beginning after December 15, 2008. SFAS 160 changed the accounting and reporting for ownership interests in subsidiaries held by parties other than the parent. These non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income. In addition, SFAS 160 establishes standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. It also establishes reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company is currently considering the impact of adopting SFAS 160 on its consolidated financial statements and cannot reasonably estimate its effect at this time.

Other

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities—An Amendment of FASB Statement No. 133” (SFAS 161). This standard applies to all derivative instruments and related hedged items accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). SFAS 161 requires entities to provide greater transparency about how and why they use derivative instruments, how they account for derivative instruments and related hedged items under SFAS 133, and how derivative instruments and related hedged items affect their financial position, results of operations, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, and will be adopted by the Company in fiscal 2009. The Company does not expect the adoption of this standard to have a material effect on its consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
STANTEC INC.
F-37

In November 2008, the FASB issued FSP Emerging Issues Task Force (EITF) 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.” FSP EITF 03-6-1 clarifies that share-based payment awards that entitle their holders to receive non-forfeitable dividends or dividend equivalents before vesting should be considered participating securities. This interpretation is effective for financial statements issued for fiscal years beginning after December 15, 2008, and will be adopted by the Company in fiscal 2009. The Company is currently considering the impact of adopting FSP EITF 03-6-1 on its consolidated financial statements and cannot reasonably estimate its effect at this time.

In November 2008, the FASB ratified EITF Issue No. 08-7, “Accounting for Defensive Intangible Assets” (EITF 08-7). EITF 08-7 applies to defensive intangible assets, which are acquired intangible assets that the acquirer does not intend to actively use but to hold to prevent its competitors from obtaining access to them. Because these assets are identifiable separately, EITF 08-7 requires an acquiring entity to account for them as separate units of accounting. Defensive intangible assets must be recognized at fair value. EITF 08-7 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008, and will be adopted by the Company in fiscal 2009. The Company is currently considering the impact of adopting EITF 08-7 on its consolidated financial statements and cannot reasonably estimate its effect at this time.

In November 2008, the EITF issued EITF Issue No. 08-6, “Equity Method Investment Considerations” (EITF 08-6), which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. This interpretation is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. The Company will adopt this standard in fiscal 2009. The Company is currently considering the impact of adopting EITF 08-6 on its consolidated financial statements and cannot reasonably estimate its effect at this time.

25.	Subsequent Event

On January 2, 2009, the Company acquired the shares and business of Jacques Whitford Group Ltd. and Jacques Whitford Global Group Limited for cash consideration of $64,000,000 and notes payable of $79,000,000. These firms are leading providers of environmental management and remediation and geotechnical engineering services. Their addition will significantly strengthen the service offerings in the Company's Environment practice. This acquisition also increases the Company’s presence in Atlantic Canada; expands and enhances its geotechnical engineering capabilities; increases its ability to provide environmental and geoscientific assessments in Canada's Arctic and Alberta for resource development; expands its ability to support the mining sector; and expands its air quality services.

26.	Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
STANTEC INC.

Board of Directors		Shareholder Information	Investor Relations

Aram H. Keith	Ivor M. Ruste [1]	Transfer Agent	Stantec Inc.
Irvine, California	Calgary, Alberta	Computershare Trust	10160 – 112 Street
Vice Chairman of the Board,	Executive Vice President and	Company of Canada	Edmonton AB
Stantec Inc.	Chief Risk Officer,	Calgary, Alberta	Canada T5K 2L6
	EnCana Corporation		Tel: (780) 917-7000
		Auditors	Fax: (780) 917-7330
Robert J. Bradshaw [2]	Ronald Triffo [2]	Ernst & Young LLP	ir@stantec.com
Toronto, Ontario	Edmonton, Alberta	Chartered Accountants
Corporate Director	Chairman of the Board,	Edmonton, Alberta	Annual Meeting
	Stantec Inc.		14-May-09
	[1] Audit Committee	Principal Bank	11:00 AM MDT
Robert R. Mesel [1]	[2] Corporate Governance and	Canadian Imperial Bank	Royal Alberta Museum
Kiawah Island, South Carolina	Compensation Committee	of Commerce	12845 – 102 Avenue
Corporate Director			Edmonton, Alberta
		Securities Exchange Listing	Canada
	Officers	Stantec shares are traded on
Anthony P. Franceschini		the TSX and NYSE under the
Edmonton, Alberta	Ronald Triffo	symbol STN.
President & CEO,	Chairman
Stantec Inc.
Anthony P. Franceschini
President & CEO
Susan E. Hartman [1,2]
Rochester, New York	Mark E. Jackson
President and Owner,	Senior Vice President & COO
The Hartman Group
Daniel J. Lefaivre
Senior Vice President & CFO

Jeffrey S. Lloyd
Vice President & Secretary